82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 AUG 19 AM 7:21

Santos


03029362

SUPPL

Date: Mon 18 Aug 2003 12:16:08 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Subject: Santos builds its deep water acreage portfolio

Number of pages (incl. cover sheet): 4

dlw 8/19

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

18 August 2003

Santos builds its deep water acreage portfolio

Santos Limited has expanded its deepwater acreage in the offshore Otway Basin having been awarded its sixth operated exploration permit in the area.

Santos (50% and operator), in joint venture with independent US oil company, Unocal (50%), has been awarded exploration permit T/35P in the Tasmanian portion of the offshore Otway Basin.

T/35P is located immediately adjacent to Santos' other offshore deepwater permits in the Otway and Sorell Basins.

Seismic work will commence in T35/P within the next twelve months and subject to evaluation of the seismic data, one well could be drilled in the six year work program.

In addition Santos was awarded two offshore exploration permits in the Otway Basin (VIC/51P and VIC/52P) and two offshore exploration permits in the Sorell Basin (T/32P and T/33P) by the Commonwealth Government in August 2002. The Company also operates the VIC/44P permit in the offshore Otway Basin which contains the Casino discovery wells.

Santos is the operator of all six exploration permits in which it has interests in the offshore Otway and Sorell basins.

Santos has already completed seismic work on the blocks awarded in 2002 and is seeking to drill the first wells, targeting oil, in the area within the next six months.

"This new acreage builds Santos' offshore interests in the relatively under-explored Otway and Sorell basins. We are the single largest acreage holder in the area," said Santos Managing Director, Mr John Ellice-Flint.

"This consolidation of acreage enables Santos to explore the potential upside of the emerging play trends in the Otway and Sorell Basins and complements our cost-effective, high impact exploration program."

Interests in T/35P are:

Santos Offshore Pty Ltd	50% (Operator)
Unocal South Australia Pty Ltd	50%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

Otway & Sorell Basins

South Australia
Victoria
PEP160
Mt Gambier
Melbourne
PEP 154(B)
PEP 154(A)
Portland
PEP 153
Heytesbury Gas Facility
VIC/P51
VIC/P44
VIC/L22
VIC/RL7
VIC/P52
Otway Basin
King Island
T/35P
T/32P
Sorell Basin
T/33P
Tasmania

Legend

☐ Santos acreage

